

UDR Opening doors to the future®

Exhibit 99.1

Press Release

DENVER, CO - April 27, 2015

Contact: Shelby Noble
Phone: 720.922.6082

UDR ANNOUNCES FIRST QUARTER 2015 RESULTS AND INCREASES FULL-YEAR 2015 GUIDANCE

UDR (the "Company") First Quarter 2015 Highlights:

- Funds from Operations ("FFO") per share was $0.43 (+19% year-over-year), FFO as Adjusted per share was $0.40 (+12%), and AFFO per share was $0.37 (+12%).
- Year-over-year same-store revenue and net operating income ("NOI") growth for the quarter were 5.1 percent and 6.2 percent, respectively.
- The Company will invest $136 million for a 48 percent interest in a development joint venture comprised of five communities in various stages of construction on the West Coast. The transaction is expected to close in May 2015 and will be immediately accretive to FFO.
- The Company completed the disposition of its 20 percent ownership interest in its 3,359-home Texas Joint Venture. At 100 percent, the sales price was $400 million.
- Commenced the construction of Domain Mountain View, a 155-home development in a 50%/50% joint venture with MetLife in Mountain View, CA, with an estimated cost of $99 million.
- Issued $109 million of At-the-Market ("ATM") equity, net of fees and at a premium to consensus Net Asset Value ("NAV") at the time of issuance.
- The Company increased its annualized dividend by 7 percent to $1.11 per share versus 2014.
- Increased full-year 2015 earnings and same-store growth guidance:
  - FFO, FFO as Adjusted and AFFO per share guidance ranges increased by $0.02 at the midpoints.
  - SS revenue growth guidance range: 4.25 to 4.75 percent (+50 bps at the midpoint).
  - SS NOI growth guidance range: 4.75 to 5.75 percent (+75 bps at the midpoint).

	Q1 2015	Q1 2014
FFO per share	**$0.43**	**$0.36**
Acquisition-related costs/(fees), including joint ventures	0.001	0.000
Texas Joint Venture promote and disposition fee income	(0.036)	-
Long-term incentive plan transition costs	0.003	-
(Gain)/loss on sale of land	-	(0.004)
Casualty-related (recoveries)/charges, net	0.004	0.002
FFO as Adjusted per share	**$0.40**	**$0.36**
Recurring capital expenditures	(0.027)	(0.025)
AFFO per share	**$0.37**	**$0.33**

A reconciliation of FFO, FFO as Adjusted and AFFO to GAAP Net Income attributable to UDR, Inc. can be found on Attachment 2 of the Company's first quarter supplemental package.

Operations

Same-store NOI increased 6.2 percent year-over-year in the first quarter of 2015 driven by same-store revenue growth of 5.1 percent against a 2.5 percent increase in same-store expenses. Same-store physical occupancy was 96.7 percent as compared to 96.1 percent in the prior year period. The annualized rate of turnover decreased 180 basis points year-over-year to 42.1 percent in the quarter.

Summary of Same-Store Results First Quarter 2015 versus First Quarter 2014

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	7.3%	(1.3)%	10.6%	41.2%	96.6%	11,973
Mid-Atlantic	1.8%	2.2%	1.6%	24.0%	96.4%	9,241
Southeast	5.0%	7.6%	3.8%	15.3%	96.9%	8,467
Northeast	5.5%	1.3%	7.0%	12.8%	96.9%	2,384
Southwest	4.8%	9.0%	2.1%	6.7%	97.1%	3,998
Total	**5.1%**	**2.5%**	**6.2%**	**100.0%**	**96.7%**	**36,063**

[1] Based on Q1 2015 NOI.

[2] Average same-store occupancy for the quarter.

[3] During the first quarter, 36,063 apartment homes, or approximately 90 percent of 39,956 total consolidated apartment homes (versus 48,086 apartment homes inclusive of joint ventures and development pipeline homes upon completion), were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, there is no plan to conduct substantial redevelopment activities, and the community is not held for disposition within the current year.

Sequentially, same-store NOI increased by 0.6 percent on revenue growth of 1.5 percent against a 3.6 percent increase in expenses in the first quarter of 2015.

Development and Redevelopment Activity

At the end of the first quarter, the Company's pro-rata share of the development pipeline totaled $838 million and was 73 percent funded. The $838 million consisted of $184 million of completed, non-stabilized projects and $654 million of under construction projects. Of the remaining $654 million in development projects left to complete, $326 million is expected to be completed in 2015, $162 million in 2016 and the remainder in 2017. The pipeline is expected to produce a weighted average spread between estimated stabilized yields and current market cap rates near the upper end of the Company's 150 to 200 basis point targeted range.

During the quarter, the Company commenced one new development project. Domain Mountain View, a 155-home community located in Mountain View, CA, is being developed in a 50%/50% joint venture with MetLife for a budgeted cost of $99 million. The project is expected to be completed in 2017.

Joint Venture / Partnership Investment Activity

As previously announced, the Company completed the sale of its 20 percent ownership interest in its 3,359-home Texas Joint Venture in January. At 100 percent, the sales price was $400 million. Total proceeds to the Company were approximately $43 million, net of debt repayment and inclusive of $9.6 million of promoted interest and disposition fee income. The Company was pleased with these results, in addition to reducing its exposure to Dallas and eliminating its exposure to Houston.

Subsequent to quarter end, the Company entered into a joint venture agreement with real estate private equity firm, The Wolff Company, Scottsdale, AZ (the "Partner") to invest $136 million for a 48 percent interest in a portfolio of five communities that are currently under construction. The transaction is expected to close in May 2015. The communities are located in three of the Company's core, coastal markets: Metro Seattle, Los Angeles and Orange County, CA. The Company's investment is based on an initial all-in price of $559 million and the transaction will be immediately accretive to FFO. The Company's average stabilized yield on initial price is estimated at 5.4 percent. In addition, the Company will earn a 6.5 percent preferred return on its $136 million investment through each individual community's date of stabilization, defined as when a community reaches 80 percent occupancy for ninety consecutive days, while the Partner is allocated all economics (income and expense) during the pre-stabilization period. Upon stabilization, economics will be shared based on each partner's ownership percentage. The Company will serve as property manager and be paid a management fee during the lease-up phase and subsequent operation of each of the communities.

The Company has a fixed price option to acquire the Partner's remaining interest in each community beginning one year after completion. If the options are exercised for all five communities, the Company's total price will be $597 million and the Company's all-in stabilized yield is estimated to be 5.0 percent. In the event the Company does not exercise its options to purchase at least two communities, the Partner will be entitled to a 6.5 percent return on its implied equity in the communities not acquired. The Partner is providing certain guaranties and there will be construction loans on all five communities.

Once completed the five communities will contain 1,533 homes with a weighted average size of 844 square feet and 29,136 square feet of retail.

Additional transaction details can be found on the Investor Relations page of the Company's website, www.udr.com.

Capital Markets

During the first quarter, the Company issued approximately 3.4 million common shares through its ATM equity program, at an average gross price of $32.29. Net of fees, the shares were issued at an average price of $31.64, for total net proceeds of $109 million.

Balance Sheet

At March 31, 2015, the Company had $517 million in availability through a combination of cash and undrawn capacity on its credit facilities.

The Company's total indebtedness at March 31, 2015 was $3.5 billion. The Company ended the quarter with fixed-rate debt representing 76.7 percent of its total debt, a total blended interest rate of 3.6 percent and a weighted average maturity of 4.4 years. The Company's leverage was 37.5 percent versus 39.9 percent a year ago, net debt-to-EBITDA was 6.4x versus 7.2x a year ago and fixed charge coverage was 4.0x versus 3.2x a year ago.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the first quarter of 2015 in the amount of $0.2775 per share. The dividend will be paid in cash on April 30, 2015 to UDR common stock shareholders of record as of April 16, 2015. The first quarter 2015 dividend will represent the 170th consecutive quarterly dividend paid by the Company on its common stock.

On an annualized basis, the Company's 2015 dividend per share of $1.11 represents a 7 percent increase versus 2014.

Outlook

For the second quarter of 2015, the Company has established the following earnings guidance ranges:

- FFO per share: $0.39 to $0.41
- FFO as Adjusted per share: $0.39 to $0.41
- AFFO per share: $0.34 to $0.36

For the full-year 2015, the Company has increased its previously provided earnings guidance ranges as a result of better-than-expected operations and expected accretion from its newly formed West Coast development joint venture:

	Revised	**February 2015**
FFO per share	$1.63 to $1.67	$1.60 to $1.66
FFO as Adjusted per share	$1.61 to $1.65	$1.58 to $1.64
AFFO per share	$1.44 to $1.48	$1.41 to $1.47

For the full-year 2015, the Company has increased its previously provided same-store growth guidance ranges as a result of stronger-than-expected new lease and renewal rate growth combined with stable occupancy and lower turnover:

	Revised	**February 2015**
Revenue	4.25% to 4.75%	3.75% to 4.25%
Expense	2.50% to 3.00%	2.50% to 3.00%
Net operating income	4.75% to 5.75%	4.00% to 5.00%

Additional assumptions for the Company's second quarter and full-year 2015 guidance can be found on Attachment 15 of the Company's first quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at www.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on April 28, 2015 to discuss first quarter results. The webcast will be available on UDR's website at www.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 888-437-9274 for domestic and 719-785-1752 for international and provide the following conference ID number: 2762886.

A replay of the conference call will be available through May 28, 2015, by dialing 888-203-1112 for domestic and 719-457-0820 for international and entering the confirmation number, 2762886, when prompted for the pass code.

A replay of the call will be available for 30 days on UDR's website at www.udr.com.

Full Text of the Earnings Report and Supplemental Data

Internet -- The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at www.udr.com.

Mail -- For those without Internet access, the first quarter 2015 earnings report and Supplemental Financial Information will be available by mail or fax, on request. To receive a copy, please call UDR Investor Relations at 720-922-6082.

Forward Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels, expectations concerning the joint ventures with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

This press release and these forward-looking statements include UDR's analysis and conclusions and reflect UDR's judgment as of the date of these materials. UDR assumes no obligation to revise or update to reflect future events or circumstances.

About UDR, Inc.

UDR, Inc. (NYSE:UDR), an S&P 400 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of March 31, 2015, UDR owned or had an ownership position in 48,086 apartment homes including 1,434 homes under development. For 43 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates. Additional information can be found on the Company's website at www.udr.com.